SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

24 May 2022

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 May 2022 re: Transaction in Own Shares

24 May 2022

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Morgan Stanley & Co. International plc (the "Broker").

Ordinary Shares

Date of purchases:	24 May 2022

Number of ordinary shares purchased:	369,425

Highest price paid per share (pence):	44.35

Lowest price paid per share (pence):	43.73

Volume weighted average price paid per share (pence):	43.95

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 24 February 2022, as announced on 25 February 2022.

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of retained EU law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6624M_1-2022-5-24.pdf

- END -

For further information:

Investor Relations
Douglas Radcliffe	+44 (0)20 7356 1571
Group Investor Relations Director douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith	+44 (0)20 7356 3522
Head of Media Relations matt.smith@lloydsbanking.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

(Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 24 May 2022

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